Exhibit 99.1

17 Altalef St. PO Box 70, Yehud Industrial Zone 56100, Israel

Magal Announces Successful Conclusion of Oversubscribed Rights Offering

Yehud, Israel – October 5, 2016 – Magal Security Systems Ltd. (NASDAQ: MAGS) announced the successful completion of its oversubscribed rights offering to shareholders.

Magal will receive gross proceeds of approximately $23.8 million from the sale of 6,170,386 ordinary shares.

Commented Saar Koursh, CEO of Magal, “We are pleased with the results of the offering which, due to strong investor demand, was oversubscribed. We are very gratified with our shareholders’ response and support, and we believe that this will further enable the growth of our business, both organically and through acquisitions or investments in complementary companies or technologies.”

Magal has filed a Registration Statement on Form F-1, which has been declared effective by the Securities and Exchange Commission, and the rights offering is being effected by means of a prospectus forming part of such registration statement. The issuance and settlement of the new shares, at a price of $3.86 per share, is expected to be completed by October 7, 2016.

This release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of any securities referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F, Current Reports on Form 6-K, the Registration Statement on Form F-1 and prospectus relating to the rights offering.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com